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                                                                    EXHIBIT 23.1

When the contribution of the contributed assets referred to in the registration statement and in note 2 of the notes to the consolidated financial statements had been consummated, we will be in a position to render the following consent.


                                        /s/ KPMG LLP



                       CONSENT OF INDEPENDENT ACCOUNTANTS


The Board of Directors
Liberty Media Corporation.:


We consent to the use of our report dated February 26, 2001, relating to the consolidated balance sheets of Liberty Media Corporation and subsidiaries ("New Liberty" or "Successor") as of December 31, 2000 and 1999, and the related consolidated statements of operations and comprehensive earnings, stockholder's equity, and cash flows for the year ended December 31, 2000 and the period from March 1, 1999 to December 31, 1999 (Successor periods) and from January 1, 1999 to February 28, 1999 and for the year ended December 31, 1998 (Predecessor periods), which report is included herein and to the reference to our firm under the heading "Experts" in the Registration Statement.

Our report contains an explanatory paragraph that states that effective March 9, 1999, AT&T Corp., parent company of New Liberty, acquired Tele-Communications, Inc., the former parent company of Liberty Media Corporation, in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.



                                        KPMG LLP



Denver, Colorado
March 29, 2001